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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
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                                    FORM 6-K

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                        REPORT OF FOREIGN PRIVATE ISSUER

 Pursuant to Section 13a-16 or 15d-16 of the Securities and Exchange Act of 1934

                           For the month of March 2005
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                                   JACADA LTD.
                 (Translation of registrant's name into English)
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                           11 Galgalei Haplada Street
                             Herzliya, 46722 Israel
                    (Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [_]    No [X]
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


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                                Explanatory Note
                                ----------------

Attached is:

Exhibit 1. Press Release, released publicly on May 16, 2005.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                  JACADA LTD.

                                                  By:    /s/ Tzvia Broida
                                                         -----------------------
                                                  Name:  Tzvia Broida
                                                  Title: Chief Financial Officer

Dated: March 16, 2005

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                                                                       EXHIBIT 1

          Jacada Reports Financial Results for the 2005 First Quarter

    ATLANTA--(BUSINESS WIRE)--May 16, 2005--Jacada Ltd. (Nasdaq:
JCDA), a leader in software solutions that accelerate business improvement, today reported financial results for the 2005 first quarter that are in line with previous announcements.
    Total revenues for the 2005 first quarter were $4.0 million, compared to $5.0 million in the 2004 fourth quarter and $5.0 million in the first quarter of 2004. Software and products revenues were $0.8 million in the 2005 first quarter, compared to $1.8 million in the 2004 fourth quarter and $1.3 million in the first quarter of 2004. Service and maintenance revenues were $3.2 million in the 2005 first quarter, compared to $3.2 million in the 2004 fourth quarter and $3.7 million in the first quarter of 2004.
    Gross profit for the 2005 first quarter was $2.6 million, or 65% of total revenues, compared to $3.7 million, or 74% of total revenues, in the 2004 fourth quarter. Operating loss for the 2005 first quarter was $4.3 million, compared to $1.4 million in the 2004 fourth quarter. Net loss for the 2005 first quarter was $4.2 million, or $0.22 per share, compared to a net loss of $1.1 million, or $0.06 per share, in the 2004 fourth quarter. In the first quarter of 2004, Jacada reported gross profit of $3.7 million, or 74% of total revenues, an operating loss of $1.7 million, and a net loss of $1.5 million, or $0.08 per share.
    At the end of the 2005 first quarter, Jacada's cash and investments totaled $36.7 million, compared to $37.6 million at the end of the 2004 fourth quarter and $44.0 million at the end of the 2004 first quarter.
    "As expected, first quarter revenues were disappointing due to a revenue gap between our declining traditional business revenue and the anticipated revenue from sales of our new solution, Jacada Fusion," said Gideon Hollander, CEO of Jacada. "When we introduced Jacada Fusion last year, we knew it would take time for sales of our new solution to ramp up, but we also learned that the sales cycle was longer than anticipated. However, as previously announced, we have implemented operational changes to better align the company's operations to its new business model and we are starting to see results."
    "Despite the weak first quarter, we are very excited with the traction Jacada Fusion is gaining in the contact center market," said Hollander. "Looking at the coming quarters, new account activity is encouraging. In March, Jacada entered into an enterprise license agreement with Vodafone UK. The software license agreement did not contribute to Jacada's 2005 first quarter results, but is expected to yield several million dollars for Jacada over the coming quarters. Since Jacada incurred expenses related to this transaction in the first quarter, a gap was created between the incurred expenses and the delay of revenue recognition, thus negatively impacting first quarter revenues and losses."
    Vodafone UK, a member of the world's largest mobile community, implemented Jacada Fusion in one of its contact centers to help streamline the customer retention process. Based on the successful outcome of this pilot project, Vodafone UK will now implement Jacada Fusion in more of its UK contact centers to help improve productivity and efficiency.
    "We believe that the decrease in revenues during the first quarter was an isolated event," said Hollander. "In the second quarter, we anticipate that revenues will show growth and will be approximately $5.0 million, and losses will be reduced significantly in relation to the first quarter. Also in the second quarter, we expect that Jacada's cash and investments will increase compared to the 2005 first quarter. For the year 2005, Jacada expects total revenues to exceed the previous two years."
    Jacada will hold a teleconference at 10:30 a.m. Eastern time today. To participate in the teleconference, please call toll-free 1-800-553-5260 or 612-332-0932 for international callers, approximately 10 minutes prior to the start time. The teleconference will also be available via Webcast at www.jacada.com (under "Investors") or www.fulldisclosure.com.
    A telephonic playback of the teleconference will be available for 48 hours beginning at 2 p.m. ET on May 16. To access the replay, dial toll-free 800-475-6701, or for international callers dial 320-365-3844, and provide Access Code 780835.

    About Jacada - Jacada solutions help customers rapidly simplify and improve high-value business processes while eliminating the traditional long and expensive systems replacement projects.
    Jacada Fusion is an award-winning Agent Productivity Solution containing patented technology that enables organizations to reduce customer churn as well as increase revenues by providing more time for up-sell and cross-sell activities. Jacada Fusion delivers a simplified interaction to dramatically improve the efficiency of the agent and the experience of the customer. By significantly reducing call handle times and training costs, Jacada Fusion delivers hard ROI, with payback achieved in months. Jacada solutions are deployed in over 100 contact centers to over 100,000 customer service representatives (agents) worldwide, and to millions of users through self-service applications designed to off-load contact center activity.
    Jacada has over 1200 customers worldwide including major Fortune 1000 corporations and government organizations such as AAA Mid-Atlantic, AIT Worldwide Logistics, Bank of America, Caterpillar, Delta Air Lines, The Hartford, Lillian Vernon, the U.S. Navy, Porsche Cars North America, Prudential, Raytheon, and the US Department of Interior. Founded in 1990, Jacada operates globally with offices in Atlanta, Georgia; Herzliya, Israel; and London, England. Jacada can be reached at www.jacada.com or at 1-800-773-9574.

    This press release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, such as statements relating to future financial results and plans for future business development activities, and are prospective. These statements include all statements that are not statements of historical fact and consists of those regarding intent, belief or current expectations of the Company, its directors or its officers with respect to, among other things: (i) the Company's financing plans; (ii) trends affecting the Company's financial condition or results of operations; and (iii) the Company's growth strategy and operating strategy (including the development of its products and services). The words "may," "could," "would," "will," "believe," "anticipate," "estimate," "expect," "intend," "plan," and similar expressions or variations thereof are intended to identify forward-looking statements. Investors are cautioned that any such forward-looking statements are not guarantees of the future performance and involve risks and uncertainties, many of which are beyond the Company's ability to control. Actual results may differ materially from those projected in the forward-looking statements as a result of various factors including the performance and continued acceptance of our products, general economic conditions and other Risk Factors specifically identified in our reports filed with the Securities and Exchange Commission. The Company undertakes no obligation to update or revise any forward-looking statement for events or circumstances after the date on which such statement is made. The Company cannot assess the impact of or the extent to which any single factor or risk, or combination of them, may cause. For a more complete discussion of risk factors, please see the Company's Form 20-F and other Statements filed with the Securities and Exchange Commission.
    Jacada is a trademark of Jacada Ltd. All other brands or product names are trademarks of their respective owners.

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands

                                              March 31,   December 31,
                                                 2005         2004
                                             ------------ ------------
                                              Unaudited
                                             ------------
  ASSETS

CURRENT ASSETS:
  Cash and cash equivalents                  $     3,345  $     3,552
  Marketable securities                           20,803       19,573
  Trade receivables (net of allowance for
   doubtful accounts of $ 163 and $ 220 at
   March 31, 2005 and December 31, 2004,
   respectively)                                   2,051        2,472
  Other current assets                             1,643          791
                                             ------------ ------------

Total current assets                              27,842       26,388
-----                                        ------------ ------------

LONG-TERM INVESTMENTS:
  Marketable securities                           12,579       14,488
  Severance pay fund                                 889          969
                                             ------------ ------------

Total long-term investments                       13,468       15,457
-----                                        ------------ ------------

PROPERTY AND EQUIPMENT, NET                        1,265        1,326
                                             ------------ ------------

OTHER ASSETS, NET:
  Other intangibles                                1,310        1,429
  Goodwill                                         4,630        4,630
                                             ------------ ------------

Total other assets, net                            5,940        6,059
-----                                        ------------ ------------

Total assets                                 $    48,515  $    49,230
-----                                        ============ ============

CONSOLIDATED BALANCE SHEETS
U.S. dollars in thousands, except share and per share data

                                              March 31,   December 31,
                                                2005          2004
                                              -----------  -----------
                                              Unaudited
                                             ------------

   LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:
  Trade payables                             $     1,108  $     1,024
  Deferred revenues                                5,427        3,822
  Accrued expenses and other liabilities           5,666        3,816
                                             ------------ ------------

Total current liabilities                         12,201        8,662
-----                                        ------------ ------------

ACCRUED SEVERANCE PAY                              1,385        1,479
                                             ------------ ------------

SHAREHOLDERS' EQUITY:
  Share capital:
   Ordinary shares of NIS 0.01 par value:
    Authorized: 30,000,000 shares as of
    March 31, 2005 and December 31, 2004;
    Issued and outstanding: 19,477,251 and
    19,326,010 shares as of March 31, 2005
    and December 31, 2004, respectively               56           56
  Additional paid-in capital                      69,976       69,785
  Accumulated other comprehensive loss              (375)        (200)
  Accumulated deficit                            (34,728)     (30,552)
                                             ------------ ------------

Total shareholders' equity                        34,929       39,089
-----                                        ------------ ------------

                                             $    48,515  $    49,230
                                             ============ ============

CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands, except share and per share data

                                   Three months ended      Year ended
                                        March 31,         December 31,
                                -------------------------
                                    2005         2004         2004
                                ------------ ------------ ------------
                                        Unaudited
                                -------------------------
Revenues:
  Software and products         $       840  $     1,299  $     5,749
  Services                              956        1,534        5,481
  Maintenance                         2,212        2,152        8,554
                                ------------ ------------ ------------

Total revenues                        4,008        4,985       19,784
-----                           ------------ ------------ ------------

Cost of revenues:
  Software and products                 230           84          631
  Services                              823          918        3,341
  Maintenance                           320          270        1,143
                                ------------ ------------ ------------

Total cost of revenues                1,373        1,272        5,115
-----                           ------------ ------------ ------------

Gross profit                          2,635        3,713       14,669
                                ------------ ------------ ------------

Operating expenses:
  Research and development            1,314        1,390        5,278
  Sales and marketing                 3,945        2,554       10,507
  General and administrative          1,712        1,203        4,758
  Restructuring                           -          230          525
                                ------------ ------------ ------------

Total operating expenses              6,971        5,377       21,068
-----                           ------------ ------------ ------------

Operating loss                       (4,336)      (1,664)      (6,399)
Financial income, net                   160          176          786
                                ------------ ------------ ------------

Net loss                        $    (4,176) $    (1,488) $    (5,613)
                                ============ ============ ============

Basic and diluted net loss per
 share                          $     (0.22) $     (0.08) $     (0.29)
                                ============ ============ ============

Weighted average number of
 shares used in computing basic
 and diluted net loss per share  19,379,669   19,211,193   19,282,800
                                ============ ============ ============

    CONTACT: Jacada, Atlanta
             Ann Conrad, 770/352-1310 ext. 382
             aconrad@jacada.com